AB 3/13

15049331

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC PROCESSING RECEIVED MAR 03 2015 WASH, DC SECTION

SEC FILE NUMBER
8- 33866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SNC CAPITAL MANAGEMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2908 PARKSIDE DRIVE
(No. and Street)

HIGHLAND PARK ILLINOIS 60035
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHANDER WADHWA 847-716-0717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JESSER, RAVID, JASON, BASSO AND FARBER, LLP
(Name – *if individual, state last, first, middle name*)

150 N. WACKER DR., STE 3100 CHICAGO IL 60606
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

OATH OR AFFIRMATION

I, CHANDER WADHWA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SNC CAPITAL MANAGEMENT CORP., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MICHELLE L SCALETTA
Notary Public - State of Illinois
My Commission Expires 08/06/2017

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (n) A copy of the review Report of Independent Registered Public Accounting Firm on Management's Claim of Exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2014

SNC CAPITAL MANAGEMENT CORP.

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION AND
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORTS

YEAR ENDED DECEMBER 31, 2014

CONTENTS

JESSER RAVID
JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENTS

The Stockholder
SNC Capital Management Corp.
Highland Park, IL

We have audited the accompanying financial statements of SNC Capital Management Corp. (the Company), an Illinois S Corporation, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of SNC Capital Management Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information presented in Schedule I and Schedule II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 82,155	
Investment in marketable securities	86,506	
Other	1,846	
		$ 170,507

STOCKHOLDER'S EQUITY

Common stock, $.10 par value; 1,000 shares authorized and issued	100	
Retained earnings	166,077	
Accumulated other comprehensive income	4,330	
		$ 170,507

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31, 2014

OPERATIONS

COMMISSION REVENUE		$ 69,826
OPERATING EXPENSES:		
Regulatory fees	$ 3,520	
Clearing / brokerage fees	18,511	
Communications	2,681	
Professional fees	5,375	
Occupancy	2,911	
Promotion and entertainment	430	
Office expense	4,683	
Insurance	433	
		38,544
INCOME FROM OPERATIONS		31,282
OTHER INCOME:		
Net realized gain on investment transactions	4,670	
Dividend and interest income, net	1,010	
		5,680
NET INCOME		$ 36,962

COMPREHENSIVE INCOME

NET INCOME, PER ABOVE	$ 36,962
OTHER COMPREHENSIVE INCOME:	
Unrealized gain on marketable securities	7,076
COMPREHENSIVE INCOME	$ 44,038

See Notes to Financial Statements.

SNC CAPITAL MANAGEMENT CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock				
	No. of Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCES, BEGINNING OF YEAR	1,000	$ 100	$ 139,115	$ (2,746)	$ 136,469
COMPREHENSIVE INCOME			36,962	7,076	44,038
S-CORPORATION DIVIDENDS			(10,000)		(10,000)
BALANCES, END OF YEAR	1,000	$ 100	$ 166,077	$ 4,330	$ 170,507

See Notes to Financial Statements.

SNC CAPITAL MGMT CORP

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

OPERATIONS:		
Net income	$ 36,962	
Adjustments to reconcile net loss to net cash used in operations:		
Net realized gain on investment transactions	(4,670)	
Changes in operating assets and liabilities:		
Increase in other assets	(629)	
Net cash provided by operations		$ 31,663
INVESTING ACTIVITIES:		
Net investment in securities	(43,010)	
Net cash used in investing activities		(43,010)
FINANCING ACTIVITIES:		
S Corporation dividends paid		(10,000)
NET DECREASE IN CASH		(21,347)
CASH, BEGINNING OF YEAR		103,502
CASH, END OF YEAR		$ 82,155

SUPPLEMENTAL CASH FLOW DISCLOSURES:

Cash paid during the year for income tax	$ -
Cash paid during the year for interest	$ -

See Notes to Financial Statements.

1. Organization and Nature of Operations:

SNC Capital Management Corp. (Company) is an Illinois Corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's revenue consists primarily of fees and commissions from investments in securities, but does not carry customer accounts. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

2. Summary of Significant Accounting Policies:

a. Basis of Presentation and Accounting:

The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows. The financial statements are prepared using the accrual basis of accounting, as required by GAAP.

b. Revenue Recognition:

The Company primarily earns revenue through commissions determined with reference to funds placed with its clearing broker, based on provisions of an agreement with that clearing broker. The commissions are calculated, reported and recorded monthly, as earned.

c. Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d. Financial Instruments:

Marketable securities comprise substantially equity securities, stated at fair value, in accordance with FASB ASC 820, based on Level 1 inputs – quoted prices in active markets for identical assets or liabilities the Company has the ability to access. Since the securities are held as investments available for sale, and the Company is not in the business of trading, all unrealized gains and/or losses are recorded as adjustments in arriving at comprehensive net income, and entered directly to stockholder's equity as accumulated other comprehensive income (loss). The Company's other financial instruments typically comprise cash and receivables, for which recorded values approximate fair values based on their short-term nature.

2. Summary of Significant Accounting Policies - continued:

   e. Cash and Cash Equivalents:

   The Company maintains its cash in a bank account fully insured by the Federal Deposit Insurance Corporation (FDIC) up to specified limits. The insurance is currently limited to $250,000. The account, at times, may have exceeded their insured limit; however, no losses have been incurred on the account.

   For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

   f. Commissions Receivable:

   The Company extends credit to its customers and generally requires no collateral. Management closely monitors outstanding balances and maintains prudent credit and collection policies to minimize risk.

   Commissions receivable, if any, are stated at the amounts the Company expects to collect. Thus, no allowance has been established for bad debts. Any amounts determined to be uncollectible are charged to bad debt expense when that determination is made. This method is not in accordance with United States generally accepted accounting principles. However, the Company's collection history has been favorable, and bad debts have been relatively immaterial.

   g. Income Taxes:

   Since the Company has elected to be taxed as an "S Corporation", there is no federal income tax at the corporate level. Income flows through and is taxed to the sole stockholder. The Company is, however, subject to Illinois replacement tax. The Company files income tax returns in U.S. federal and State of Illinois jurisdictions. The current and prior three tax years are subject to examination by U.S. federal and state tax authorities.

   The Company adopted FASB ASC 749, which provides guidance regarding the recognition, measurement, disclosure and financial statement presentation of uncertain tax positions. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will "more-likely-than-not" be sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense or benefit and liability or asset in the current year. For the year ended December 31, 2014, management has determined that there were no material uncertain tax positions.

2. Summary of Significant Accounting Policies - continued:

   h. Management's Review of Subsequent Period:

   Management has evaluated subsequent events through February 27, 2015, the date on which the financial statements were available to be issued.

3. Fair Value of Financial Instruments:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the input to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that transaction would occur in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value measurement techniques used by the Company are consistent with the market, income and cost approach, as specified by FASB ASC 820. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The fair value hierarchy prioritizes the input to valuation techniques used to measure fair value into three broad levels:

- Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 investments include listed equities and listed derivatives.

- Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and fair value is determined through the use of models or other valuation methodologies. The Level 2 inputs taken into consideration by the Company are quotes received from outside brokers, maturity of securities, values of underlying securities, etc. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

- Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

3. Fair Value of Financial Instruments – continued:

Level 3 investments generally include equity and debt positions in private companies. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. See note 2d.

4. Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under this Rule, the Company is required to maintain "minimum net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2014, the Company had net capital of $140,685, which was $135,685 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2014.

5. Commitments and Contingencies:

Currently, management is unaware of any claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The eventual outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

SNC CAPITAL MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL

Total stockholder's equity	$ 170,507
Less:	
Non-allowable asset	(1,846)
Charge for excess deductible on fidelity bond	(15,000)
Haircuts on securities	(12,976)
NET CAPITAL	140,685
Minimum capital requirement	5,000
EXCESS NET CAPITAL	$ 135,685
EXCESS NET CAPITAL AT 120%	$ 134,685

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness	$ -
Ratio: Aggregate indebtedness to Net Capital	0 to 1

Note: The above information on this schedule is in agreement, in all material respects, with the unaudited FOCUS report, Part II, filed by the Company as of December 31, 2014.

SNC CAPITAL MANAGEMENT CORP.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2014

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c 3-3

Although the Company is not exempt from Rule 15c 3-3, it does not transact business in securities with, or for, other than members of a national securities exchange, and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c) (4). Accordingly, there are no amounts reportable under these sections.

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

The Stockholder
SNC Capital Management Corp.
Highland Park, Illinois

We have reviewed management's statements included in the accompanying Management's Claim of Exemption from SEC Rule 15c3-3 in which: (1) SNC Capital Management Corp. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemptive provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemptive provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jesser, Ravid, Jason, Basso and Farber, LLP
Chicago, IL

February 27, 2015

SNC CAPITAL MANAGEMENT CORP.
2908 Parkside Drive
Suite 100
Highland Park, Il 60035

MANAGEMENT'S CLAIM OF EXEMPTION FROM SEC RULE 15C3-3

Jesser, Ravid, Jason, Basso and Farber, LLP
150 North Wacker Drive
Suite 3100
Chicago, IL 60606

In accordance with the requirements set forth in Rule 17a-5 of the Securities and Exchange Commission (SEC), the management of SNC Capital Management Corp. (the Company) has asserted that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3, as of and for the year ended December 31, 2014, by making the following statements to our auditors:

1. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, the Company was exempt from the requirements of the SEC's Customer Protection Rule under paragraph (k)(2)(ii).

2. The Company has met the requirements of the exemptive provisions referred to in the previous statement for the year ended December 31, 2014 without exception.

3. The Company has disclosed any regulatory examinations or correspondence between the SEC or DEA related to compliance with the exemptive provisions.

4. All subsequent events through the date of the auditors' report that could have a material effect on the company's assertions have been disclosed.

5. The Company has maintained effective controls in order to maintain compliance with the exemptive provisions.

6. The Company actively monitors their compliance with the exemptive provisions.

This report is to be filed with the Company's annual audited financial statements and is intended solely for the information and use of the SEC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the SEC.

Chander Wadhwa, President

SNC Capital Management Corp.

February 27, 2015